Alvarium MB (US) BD, LLC
Statement of Financial Condition
December 31, 2022
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70387

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alvarium MB (US) BD, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

520 Madison Avenue, 26th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jamie Grossman	212-396-5915	jamie.grossman@alvariuminvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kaufman, Rossin & Co., P.A.
(Name – if individual, state last, first, and middle name)

3310 Mary Street, Suite 501	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jamie Grossman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alvarium MB (US) BD, LLC _____, as of 12/31 _____, 2022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25



Signature:

Title: Principal

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Alvarium MB (US) BD, LLC

Table of Contents



KAUFMAN | ROSSIN
cpa + advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Alvarium MB (US) BD, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alvarium MB (US) BD, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Alvarium MB (US) BD, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Alvarium MB (US) BD, LLC's management. Our responsibility is to express an opinion on Alvarium MB (US) BD, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alvarium MB (US) BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Alvarium MB (US) BD, LLC's auditor since 2021.

Miami, Florida
February 27, 2023

Alvarium MB (US) BD, LLC

Statement of Financial Condition
December 31, 2022

Assets

Cash	$	340,781
Accounts receivable		56,000
Prepaid expenses		4,698
Other assets		3,372
Total assets	$	**404,851**

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	103,961
Due to related parties		62,212
Total liabilities	$	166,173
Member's equity		238,678
Total liabilities and member's equity	$	**404,851**

The accompanying notes are an integral part of this financial statement.

1. **Organization and Summary of Significant Accountant Policies**

Alvarium MB (US) BD, LLC (the "Company") is a Delaware limited liability company formed on November 12, 2019. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's registration with FINRA was effective as of June 19, 2020. The Company is a wholly-owned subsidiary of Alvarium Investments Limited (the "Parent"). The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073. The company does not effect transactions for anyone defined as a customer under Rule 15c3-3.

The primary purpose of the Company is to expand the Alvarium family of companies' business and product offerings into the Unites States. Specifically, a primary focus area is providing capital markets and investment banking advisory services to U.S. companies primarily in the (i) commercial and residential real estate, and (ii) technology, media and consumer industries. In addition, the Company provides services to investment managers of funds and receives management fees, as well as a portion of the carried interest from the sponsor of the fund ("Carry Vehicle") based upon the performance of the fund.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statement. These policies conform to accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Preparation

The Company prepares its financial statement on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Company recognizes revenues in accordance with Accounting Standards Updated ("ASU") 2014-09, *Revenue from Contracts with Customers*, which has been codified in Accounting Standards Codification ("ASC") Topic 606. The guidance has a five-step model for recognizing revenue, that requires additional disclosure about the nature, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgements.

1. **Organization and Summary of Significant Accountant Policies (continued)**

    Investment Banking

    Contingent Fee Investment Banking Services consists of investment banking services with the goal of assisting the client in consummating a transaction. The transaction fee for Contingent Investment Banking Services generally consists of nonrefundable retainers, a contingent transaction fee, and expense reimbursements. The nonrefundable retainers and expense reimbursements are collected at the beginning and throughout the contract term, whereas, the contingent transaction fee is collected only upon the close of a transaction. Contract costs, which consist of labor (base salary, fringes, and bonus) and out-of-pocket expenses, are deferred to the extent of nonrefundable retainers and expense reimbursements, which are reported as deferred revenue.

    Because there is a single performance obligation, all revenue, including the nonrefundable retainers, transaction fee and expense reimbursements are recognized as revenue at the date the transaction closes. Should the engagement be terminated, or should a transaction not be consummated, the nonrefundable retainers and expense reimbursements are recognized as revenue at the termination of the Company's services. Deferred contract costs are amortized when the transaction closes or the engagement is terminated.

    Consulting Fee Based Services consist of an agreement with the client to provide a unique deliverable. The consulting fee consists of a single fixed fee and the reimbursement of out-of-pocket expenses. Invoices are sent to customers periodically during the contract, including expense reimbursements. Revenue is recognized at a point in time when the Company has fulfilled its obligations to the client, which occurs upon completion of the unique deliverable. No allocation of the consulting fee is necessary because there in only a single performance obligation. As of December 31, 2022 and 2021 there are no deferred contact costs or retainers.

    Management Fees

    Management fees are calculated based on a percentage of invested capital as of the end of each quarter and are recognized when the performance obligation is satisfied.

    Carried Interest

    Carried Interest is earned when the Carry Vehicle receives any distribution of Carried Interest, which is recognized over time when the performance obligation is satisfied. The Company is entitled to a percentage of the total Carried Interest distributed to the Carry Vehicle.

    Income Taxes

    The Company has elected to be taxed as a corporation for federal and state income tax purposes. The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequence attributable to

1. **Organization and Summary of Significant Accountant Policies (continued)**

temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with *Accounting for Uncertainties in Income Taxes* as prescribed by ASC 740, *Income Taxes*, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years that remain subject to examination by the Company's major tax jurisdictions. The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred.

At December 31, 2022, the Company had no liability for unrecognized tax positions. The Company believes that its income tax positions would be sustained upon examination and does not anticipate any adjustments that would result in a material change to its financial position or results of operations. Federal and state income tax returns remain open for examination by the U.S. and state tax authorities for all years subsequent to 2019.

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date. Management regularly reviews and evaluates its estimates and assumptions, including, but not limited to those that relate to taxes and accruals. Actual results could differ from those estimates or assumptions.

Cash

Cash consists of cash held in bank at a U.S. financial institution. From time to time, cash balances exceed federally insured limits.

Accounts Receivable and Credit Policy

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management´s best estimate of the amounts that will not be collected. Management individually

1. **Organization and Summary of Significant Accountant Policies (continued)**

   reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimated the portion, if any, of the balance that will not be collected. At December 31, 2021, there are no accounts receivable recorded.   As management believes that the accounts receivables recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2022 and 2021 management has no allowance for doubtful accounts.

2. **Member's Equity**

   The Company's operations are guided by the limited liability agreement dated November 14, 2019 entered into by Alvarium Investments Limited, as the sole member of the Company.

3. **Net Capital Requirements**

   The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At December 31, 2022, the Company's net capital amounted to $174,608, which was $163,530 in excess of its minimum net capital requirement of $11,078. At December 31, 2022, the ratio of "Aggregate Indebtedness" to "Net Capital" was .95 to 1.

4. **Income Taxes**

   A summary of deferred tax assets (liabilities) as of December 31, 2022 is as follows:

Net deferred tax asset	$ 530,374
Less: valuation allowance	(530,374)
Total net deferred tax asset	
less valuation allowance	$ -

   As of December 31, 2022, the Company has a net deferred tax asset, principally related to its federal and state net operating loss carryforwards, of approximately $1,788,500. Based on an assessment of all available evidence including, but not limited to, the Company's limited operating history and lack of profitability and on-boarding of current and potential customers, the Company has concluded that it is more likely than not that these net operating loss carryforwards will not be realized and, as a result, a full deferred income tax valuation allowance has been recorded against these assets.

   The federal and state net operating loss carryforwards have an indefinite carryforward period, as the losses occurred after the Tax Cuts and Jobs Act of 2017 (the "2017 Tax Act") was enacted.

5. **Related Party Transactions**

Alvarium CI (US), LLC ("ACI US") is an entity related by common ownership. During the year ended December 31, 2021, ACI US paid for certain operating expenses on behalf of the Company. The amount, totaling $324, is included in due to related parties on the accompanying statement of financial condition.

Alvarium Group Operations Limited ("AGO"), is an entity related by common ownership. During the year ended December 31, 2022, AGO paid for certain system related expenses on behalf of the Company. The amount, totaling $942, is included in due to related parties on the accompanying statement of financial condition.

The Company maintained a shared services agreement with Alvarium Investment Advisors (US), Inc. ("AIA US"), an entity related by common ownership. During the year ended December 31, 2022, AIA US paid for wages, health insurance and benefits on behalf of the Company. The amount, totaling $59,704, is included in due to related parties on the accompanying statement of financial condition.

Alvarium MB (UK) Ltd ("AMB UK"), is an entity related by common ownership. During the year ended December 31, 2022, AMB UK paid for certain operating expenses on behalf of the Company. The amount, totaling $1,242, is included in due to related parties on the accompanying statement of financial condition.

6. **Risks and Uncertainties**

COVID-19 is not expected to have a significant impact on the Company. Management has determined that there is no material uncertainty that casts doubt on the Company's ability to continue as a going concern, as it relates to COVID-19. It expects that COVID-19 might have some impact, though not significant, for example, in relation to expected future performance, or the effects on some future asset valuations.

7. **Going Concern**

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The ability to continue as a going concern is dependent upon the existing cash on hand, capital contributions from the Parent and/or cash flows from operating activities. The Parent has provided a support letter to the Company committing that the Parent will provide the required funding of the Company over the twelve-month period following issuance of these financial statements.

8. **Subsequent Events**

   The Company has evaluated subsequent events through February 27, 2023, which is the date the accompanying financial statements were issued and determined there are no subsequent events that require disclosure.